May 14, 2008
Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington D.C. 20549

Re:	Mobile Mini, Inc. Preliminary Proxy Statement Schedule 14A Filed April 7, 2008 File No. 001-12804

Dear Ms. Long:
     On behalf of our client, Mobile Mini, Inc. (to which we refer as “Mobile Mini” or the “Company”), we have arranged to be filed today via EDGAR with the Securities and Exchange Commission Amendment No. 1 to the Preliminary Proxy Statement Schedule 14A originally filed with the Securities and Exchange Commission on April 7, 2008 (“Amendment No. 1”). Amendment No. 1 reflects changes made in response to the comments of the Staff contained in its May 7, 2008 letter to Steven G. Bunger, President, Chief Executive Officer and Chairman of the Board of our client.
     Set forth below are responses to the comments in the Staff’s letter. For ease of reference, each comment contained in the Staff’s letter is printed below and is followed by our client’s response.
     We only represent the Company. To the extent any response relates to information concerning MSG WC Holdings Corp. and its subsidiaries (“Mobile Storage Group”), Welsh, Carson, Anderson & Stowe X, L.P. (“WCAS”) or Cactus Merger Sub, Inc., such response is included in this letter based on information provided to the Company and our firm by such entity, person or their respective representatives.

U.S. Securities and Exchange Commission
May 14, 2008
General
Comment 1
Please provide us supplementally with copies of all materials prepared by your financial advisors and shared with the board of directors and its representatives. In particular, please provide us with copies of the board books and all transcripts, summaries and video presentation materials. We may have further comments after we review these materials.
A copy of all presentation materials prepared by Oppenheimer & Co. Inc. (“Oppenheimer”) that were provided to the Board of Directors of Mobile Mini at its February 21, 2008 meeting and summarized under the caption “Opinion of Mobile Mini’s Financial Advisor” will be provided to the Staff under separate cover by counsel for Oppenheimer on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with such rule, counsel for Oppenheimer has requested that the materials provided to the Staff be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Oppenheimer also requests confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.
Comment 2
We note your statement on page 29 that Oppenheimer received financial forecasts from you. Please provide us supplementally with copies of these projections and all other financial information you prepared for Oppenheimer. Please also confirm to us that these projections were not made to Mobile Storage Group or other potential merger candidates or, alternatively, revise your proxy statement to include them in the filing. We may have further comment.
The Company’s management prepared three different financial forecasts, but has revised the proxy statement to include disclosure regarding only one of the financial forecasts for the reasons discussed below.
The Company’s management provided an initial financial forecast for the years 2008 through 2010 to WCAS (the “Initial Forecast”). However, this forecast was subsequently revised by the Company’s management to reflect more conservative perspectives on the operating and financing costs of the combined company following management’s completion of due diligence (the “Base Case Forecast”). The Base Case Forecast was provided to Oppenheimer. The Company did not provide the Base Case Forecast to WCAS because it believed that the differences between the forecasts were not material. The Company acknowledges the Staff’s comment and has revised the proxy statement to disclose the material portions of the Base Case Forecast. Please see page 75 of the proxy statement for the requested disclosure.
As a result of discussions between WCAS and the Company, the Company’s management also modified the Initial Forecast to reflect a more aggressive case (the “Aggressive Forecast”). The Aggressive Forecast is not included in the proxy statement because the Company’s management believes that there is a significant risk that the growth numbers in such forecast would not be achieved and, as such, the inclusion of such forecast would be misleading to investors. Oppenheimer was directed by the Company’s management to use the Base Case Forecast, rather than the Aggressive Forecast, which was also provided to Oppenheimer, for purposes of its analysis in connection with its opinion. WCAS was informed by the Company’s management of its belief that there is a significant risk that the growth numbers in the Aggressive Forecast provided to WCAS would not be achieved.
Copies of the Base Case Forecast will be provided to the Staff under separate cover by counsel for the Company on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. In accordance with such rule, counsel for the Company has requested that the Base Case Forecast be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for the Company also requests confidential treatment of the Base Case Forecast pursuant to the provisions of 17 C.F.R. § 200.83. The Company is not delivering the other two financial forecasts to the Staff, but would be happy to do so if requested.

U.S. Securities and Exchange Commission
May 14, 2008
Comment 3
The proxy statement should begin with the Summary Term Sheet, followed by the Table of Contents. The Summary Term Sheet should set forth the principal terms of the transaction in a bullet point format. For further guidance, please see Item 1001 of Regulation M-A and Section II.F.2.a. of SEC Release 33-7760.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see pages 1, 2 and 6 of the proxy statement.
Questions and Answers About the Merger and Special Meeting of Stockholders, page 1
General
Comment 4
Please tell us what consideration you have given to including questions and answers about the following matters:
●	that following the effectiveness of the merger, WCAS and its affiliated entities will control 19.1% of Mobile Mini’s outstanding common stock (on an as converted basis and without giving effect to the 2,000,000 share purchase first discussed on page 45), and WCAS will have the right to appoint two directors to the Mobile Mini’s board, as long as it owns no less than 2,000,000 shares of Mobile Mini’s capital stock;

●	whether the issuance of the preferred stock to the WCAS Stockholders will have a dilutive effect on the currently outstanding common stock; and

●	whether the rights of the holders of common stock are subordinated to the rights of the holders of preferred stock and the extent of such subordination.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 9 of the proxy statement for the additional questions and answers.

U.S. Securities and Exchange Commission
May 14, 2008
Are there risks associated with the merger that stockholders of Mobile Mini should be aware of?, page 4
Comment 5
Please briefly disclose “the risks related to the merger” that you are referring to in your response or provide a cross reference to the appropriate section of the proxy where you discuss these risks in detail. Please revise and make corresponding changes to the other sections of the proxy which address issues raised by this comment.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see pages 5, 11 and 13 of the proxy statement for the requested disclosure.
Summary, page 5
Comment 6
Please add a section that briefly summarizes the reasons for the merger.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 4 of the proxy statement for the requested summary of the reasons for the merger.
Condition to Completion of the Merger, page 8
Comment 7
Please simplify your disclosures and organize your information in bullet point format to help shareholders better understand the merger conditions.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 4 of the proxy statement for the revised summary of the merger conditions.
Comment 8
Please briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit shareholders’ votes.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see pages 5 and 53 of the proxy statement for the requested disclosure.
Information About the Special Meeting and Voting, page 17
Proxy Solicitation, page 19
Comment 9
In accordance with Item 4a-3(i) of Schedule 14A and to the extent applicable, please revise your disclosures to include any material terms of the arrangement with Morrow & Co. Additionally, confirm your understanding that all written soliciting materials,

U.S. Securities and Exchange Commission
May 14, 2008
including e-mails, or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A in accordance with Rules 14a-6(b) and (c) of the Exchange Act.
With respect to the portion of the Staff’s comment to disclose the material terms of the arrangement with Morrow & Co., we believe that the current disclosure appearing on page 19 of the proxy statement addresses the Staff’s comment. We note for the Staff that such disclosure include the material terms of our arrangement with Morrow & Co. Accordingly, no revisions have been made to the disclosure in this regard. A copy of the letter agreement between the Company and Morrow & Co. will be provided to the Staff under separate cover by counsel for Mobile Mini on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. In accordance with such rules, counsel for Mobile Mini has requested that this letter agreement be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Mobile Mini also requests confidential treatment of this letter agreement pursuant to the provisions of 17 C.F.R. § 200.83.
The Company confirms its understanding that all written soliciting materials, including e-mails, or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A in accordance with Rules 14a-6(b) and (c) of the Exchange Act.
Proposals to be Considered and Voted Upon by Holders of Mobile Mini Common Stock at the Special Meeting, page 20
Proposal Three
Summary of the terms of the Series A Convertible Redeemable Participating Preferred Stock, page 20
Comment 10
Please remove the phrase the “following summary is a summary only and is qualified in all material respects by the provisions of the Certificate of Designations which is included as Exhibit D to Annex A” and revise your language in the second sentence. Please also apply this comment to the language that follows your subheadings for the Joinder Agreement and the Stockholders Agreement.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see pages 23, 56 and 58 of the proxy statement for the revised language for Summary of the terms of the Series A Convertible Redeemable Participating Preferred Stock, the Joinder Agreement and the Stockholders Agreement, respectively.
Liquidation Preference, page 21
Comment 11

U.S. Securities and Exchange Commission
May 14, 2008
The information as presented is too technical and confusing. Please provide a numerical example of how the liquidation preference is supposed to work.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 24 of the proxy statement for the revised disclosure.
The Merger, page 23
General
Comment 12
Item 1004(a)(2)(vii) of Regulation M-A requires you to disclose the federal income tax consequences of the transaction, if material. Please confirm that there are no material tax consequences resulting from the merger transaction.
The Company confirms that there are no material tax consequences to the Mobile Mini shareholders resulting from the merger transaction. We note for the Staff, however, that a material tax consequence to the Company resulting from the merger transaction is disclosed on page 39 of the proxy statement. In light of the Staff’s comment, we have revised the heading on page 39 of the proxy statement to read “Anticipated Accounting and Tax Treatment.”
Background of the Merger, page 23
Comment 13
Please disclose the reasons why Mobile Mini’s board decided to explore strategic acquisitions resulting in the 2005 and 2007 meetings with Mobile Storage Group.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 27 of the proxy statement for the revised disclosure.
Comment 14
Further, the disclosure throughout this section does not describe in sufficient detail Mobile Mini’s strategic view of the business at the time of the initial meeting with Mobile Storage Group or any other discussions regarding possible strategic alternatives with third parties and the reasons why those discussions were terminated. Please revise your disclosures accordingly.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 27 of the proxy statement for the revised disclosure.
Comment 15

U.S. Securities and Exchange Commission
May 14, 2008
Please disclose the “potential synergies” and the “potential strategic merits of a business combination” which you refer to in the last sentence of the third paragraph.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 27 of the proxy statement for the revised disclosure.
Comment 16
Your discussion of the background does not appear to discuss in reasonable detail the negotiation of the material terms of the merger agreement. As an example, we note your disclosure in the eighth paragraph on page 25. Please revise your disclosures accordingly.
With respect to the disclosure in the eighth paragraph on page 25, we have revised the proxy statement to explain that the terms of the proposals did not change during the time period that is the subject of that paragraph due in part to the volatility of Mobile Mini’s stock during that time. We further supplementally advise the Staff that we believe that the negotiation of the material terms of the merger agreement have been discussed in reasonable detail. Accordingly, no additional revisions have been made to the disclosure in this regard.
Reasons for the Merger; Recommendation of the Board of Directors of Mobile Mini, page 26
Comment 17
Please briefly summarize and disclose the Board’s analysis for each material factor, including the risks and countervailing factors discussed on page 27. For example, what amount did the board consider to be “slightly accretive” to earnings?
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 31 of the proxy statement for the revised disclosure.
Opinion of Mobile Mini’s Financial Advisor, page 28
Comment 18
Please confirm Deutsche Bank’s role with respect to the transaction and revise your disclosure as necessary.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 28 of the proxy statement for the revised disclosure.
Comment 19

U.S. Securities and Exchange Commission
May 14, 2008
We note your disclosure in the last bullet point on page 28. Please delete this bullet point and if material, please disclose the other analyses, information and factors Oppenheimer considered in rendering its opinion.
With respect to the portion of the Staff’s comment to delete the referenced disclosure, we supplementally advise the Staff that the referenced disclosure corresponds to language contained in Oppenheimer’s opinion attached as Annex B to the proxy statement and, accordingly, respectfully submit that the language in the summary description of Oppenheimer’s opinion provides a complete and accurate description of Oppenheimer’s opinion. We further supplementally advise the Staff that, to the extent material to Oppenheimer’s opinion, we believe that the material analyses, information and factors considered by Oppenheimer have been disclosed. Accordingly, no revisions have been made to the disclosure in this regard.
Comment 20
We note your disclosure on page 30 stating that Oppenheimer is under no obligation to update, revise or reaffirm its opinion. Please disclose, if true, that no updated opinion will be obtained.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 34 of the proxy statement for the requested disclosure.
Comment 21
Please tell us why Oppenheimer did not undertake a discounted cash flow analysis in rendering its fairness opinion.
We supplementally advise the Staff that, as currently indicated in Oppenheimer’s opinion attached as Annex B to the proxy statement and in the summary description of such opinion appearing on page 32 of the proxy statement, Oppenheimer was not provided with standalone financial forecasts for Mobile Storage Group beyond calendar year 2008 (and, in the case of calendar year 2008 forecasts of Mobile Storage Group, was directed by Mobile Mini’s management, based on its assessments of such forecasts, not to rely on such forecasts for purposes of Oppenheimer’s analyses). Accordingly, Oppenheimer did not undertake an analysis of the financial performance of Mobile Storage Group on a standalone basis beyond calendar year 2007.
Comment 22
Please disclose how Oppenheimer selected all of the companies used in the selected companies and selected transactions analyses. Further, disclose whether any companies meeting its criteria were excluded from the analyses and the reasons for doing so.
With respect to the portion of the Staff’s comment to disclose how the companies identified in the selected companies and selected transactions analyses were selected, the

U.S. Securities and Exchange Commission
May 14, 2008
Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see pages 36 and 37 of the proxy statement for the revised disclosure.
With respect to the portion of the Staff’s comment as to whether any companies or transactions meeting the selection criteria were excluded from Oppenheimer’s analyses, we supplementally advise the Staff that Oppenheimer did not exclude from its selected companies and selected transactions analyses companies or transactions that Oppenheimer identified as meeting the selection criteria. We note for the Staff, however, as is noted in the current disclosure appearing on page 35 of the proxy statement, that no company, business or transaction used in Oppenheimer’s financial analyses as a comparison is identical to Mobile Storage Group or the merger and that such analyses involve judgment. In light of the foregoing and the Staff’s comment, we have added disclosure on page 35 of the proxy statement to indicate that Oppenheimer’s selected companies analysis and selected transactions analysis may not necessarily utilize all companies, businesses or transactions that could be deemed comparable to Mobile Storage Group or the merger.
Comment 23
Please disclose the various levels and ranges of multiples of EBITDA and EBIT employed in Oppenheimer’s selected companies and selected transactions analyses. Further disclose the basis for assuming the applicable range of the EBITDA and EBIT multiples.
With respect to the portion of the Staff’s comment to disclose the selected multiples applied in Oppenheimer’s selected companies and selected transactions analyses, the Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see pages 36 and 37 of the proxy statement for the revised disclosure.
With respect to the portion of the Staff’s comment to disclose the basis for the multiples selected, we believe that the current disclosure appearing on pages 36 and 37 addresses the Staff’s comment. Specifically, such disclosure indicates that selected multiples in the selected companies analysis were derived from EBITDA and EBIT multiples of Mobile Mini and McGrath RentCorp and selected multiples in the selected transactions analysis were derived from the Ristretto Group S.a.r.l./Williams Scotsman International, Inc. and WCAS/Mobile Storage Group, Inc. transactions. However, in light of the Staff’s comment, clarifying revisions have been made to the disclosure in this regard.
Comment 24
On page 29, please disclose the basis for Oppenheimer’s assumption that the forecasts and estimates relating to you were reasonably prepared on bases reflecting the best available information, estimates and judgments of your management. Also, in an appropriate place in this disclosure, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether the board found Oppenheimer’s reliance upon those materials to be reasonable.

U.S. Securities and Exchange Commission
May 14, 2008
With respect to the portion of the Staff’s comment to disclose the basis of Oppenheimer’s assumption with respect to financial forecasts and estimates, we believe that the current disclosure appearing on pages 33 and 34 of the proxy statement addresses the Staff’s comment. We note for the Staff that, as is customary, Oppenheimer was advised by Mobile Mini’s management and, as is currently disclosed on pages 33 and 34, Oppenheimer assumed, at the direction of Mobile Mini and without independent verification or investigation, that the forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of Mobile Mini’s management. Accordingly, no revisions have been made to the disclosure in this regard. With respect to the portion of the Staff’s comment to disclose whether the board reviewed, for accuracy and completeness, the financial forecasts provided to Oppenheimer by Mobile Mini’s management and whether the board found Oppenheimer’s reliance on such information to be reasonable, the Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 31 of the proxy statement for the revised disclosure.
Accretion/Dilution Analysis, page 32
Comment 25
Please disclose the “potential synergies” and “strategic benefits anticipated by Mobile Mini’s management to result from the merger” that Oppenheimer considered in its accretion analysis.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 37 of the proxy statement for the revised disclosure.
Comment 26
Please expand your disclosure by providing the factual basis upon which Oppenheimer determined that “the merger could be accretive to Mobile Mini’s calendar years 2008 and 2009 estimated EPS.”
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 37 of the proxy statement for the revised disclosure.
Comment 27
If there was a separate analysis related to dilution, please revise to disclose.
We supplementally advise the Staff that Oppenheimer’s accretion/dilution analysis was a single analysis, the results of which were accretive, not dilutive. Accordingly, no revisions have been made to the disclosure in response to the Staff’s comment.
Miscellaneous, page 32

U.S. Securities and Exchange Commission
May 14, 2008
Comment 28
Please disclose the exact portion of the fee payable to Oppenheimer upon rendering of the fairness opinion and the amount of the contingent fee payable to it upon the consummation of the merger transaction.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 37 of the proxy statement for the revised disclosure.
Governmental and Regulatory Matters, page 33
Comment 29
Please update this information.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 38 of the proxy statement for the updated information.
Financing, page 34
Comment 30
If material, please disclose the “certain fees” to the arrangers and lenders that you have agreed to pay.
The Company acknowledges the Staff’s comment and has revised the proxy statement to disclose the types of fees and whether they recur. Please see page 39 of the proxy statement for the revised disclosure. The total amount of fees to the arrangers and lenders is included in the total transaction fees and expenses presented on page 63. However, neither the amount of the underwriting fee nor the amount administration fee is material in itself and, due to confidentiality provisions, neither amount is disclosed.
Comment 31
Please also identify and disclose the names of the arrangers, if material.
The Company acknowledges the Staff’s comment. We respectfully submit to the Staff that the names of the arrangers are disclosed in the “Financing” section of the proxy statement on page 39. We have revised the proxy statement to define the arrangers as the “Commitment Parties.” Please see page 39 of the proxy statement for the defined term.
Comment 32
Describe your plans to repay the financing. Refer to Item 1007(d) of Regulation M-A.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 39 of the proxy statement for the revised disclosure.

U.S. Securities and Exchange Commission
May 14, 2008
The Agreement and Plan of Merger, page 36
Comment 33
Please provide us with a list that briefly identifies the contents of the Target Disclosure Letter referred to in the Merger Agreement.
A list that briefly identifies the contents of the Target Disclosure Letter referred to in the Merger Agreement will be provided to the Staff under separate cover by counsel for Mobile Mini on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act, and Rule 418 under the Securities Act. In accordance with such rules, counsel for Mobile Mini has requested that this list be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Mobile Mini also requests confidential treatment of this list pursuant to the provisions of 17 C.F.R. § 200.83.
Waiver of Standstill, page 45
Comment 34
The time period during which WCAS may purchase up to 2,000,000 shares of Mobile Mini’s common stock seems open-ended.
●	Please identify the exact time frame during which WCAS may execute the purchase orders.

●	Please clarify that following WCAS’s purchase of these shares, WCAS shall not have any voting rights with respect to the approval of the merger transaction.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 50 of the proxy statement for the revised disclosure.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 60
Comment 35
We note your column titled header ‘Purchase Accounting Adjustments.’ Based on your description of Adjustment “N” it appears that this column should more appropriately be called ‘Financial Reclassifications’ similar to the header used on your pro forma balance sheet. Please advise or revise.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 65 of the proxy statement for the revised header.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

U.S. Securities and Exchange Commission
May 14, 2008
Non-GAAP Measures, page 73
Comment 36
It appears that Mobile Storage Group’s non-GAAP performance measure EBITDA has been adjusted to exclude certain costs which appear to have occurred in the previous two years and may be reasonably likely to recur in the future. Please refer to Item 10(e)(ii)(B) of Regulation S-K and our response to questions eight and nine of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” and tell us why you believe that these adjustments are appropriate. Additionally, please enhance your disclosures to clearly explain to a reader how you use these measures and why you believe each type of adjustment is meaningful.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 87 of the proxy statement for the revised disclosure. Mobile Storage Group operates a capital-intensive business, so in addition to focusing on income from operations and net income, Mobile Storage Group focuses on EBITDA and adjusted EBITDA to measure its performance and operating results. As disclosed on page 87 of the proxy statement, Mobile Storage Group defines EBITDA as earnings before interest expense, income taxes and depreciation and amortization and calculates adjusted EBITDA by adjusting EBITDA to eliminate the impact of certain items it does not consider to be indicative of the performance of its ongoing operations. Mobile Storage Group believes that it is useful to its management and investors to exclude the foreign currency translation gains or losses and any non-cash stock option expenses, although they are reasonably likely to recur in the future, because such items are non-cash and non-operational items, which are not indicative of Mobile Storage Group’s operating performance. In addition, Mobile Storage Group’s management believes that it is useful to its management and investors to exclude items in the Other (income) expense line item because such gains or losses primarily relate to the disposition of old equipment, which is consistent with Mobile Storage Group’s historical practice and is not related to its core business operations.
Critical Accounting Policies, page 77
Depreciation of Lease Equipment, page 78
Comment 37
Please amend your filing and enhance your disclosures to provide the reader with a better understanding of the impact that changes in the estimated useful lives and or salvage values of your lease equipment would have on your results. In this regard we note that you recently changed certain estimated lives and salvage values and

U.S. Securities and Exchange Commission
May 14, 2008
depreciation represents a significant operating cost. Please also include a discussion of the factors you consider in estimating useful lives and salvage values.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 92 of the proxy statement for the revised disclosure.
Incorporation of Certain Documents by Reference, page 94
Comment 38
At the beginning of your MD&A discussion on page 65, you state that one of the documents incorporated by reference is Mobile Mini’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2007; however, you have not listed this quarterly report here. Please revise the document accordingly.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see pages 77 and 110 of the proxy statement for the revised disclosure.
Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies — Revenue Recognition, page F-10
Comment 39
We note in paragraph two that revenue from sales is recognized when the service is provided. Please confirm to us and update your disclosures to specifically address the four criteria necessary for revenue to be realized and earned in accordance with SAB Topic 13.1.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page F-10 of the proxy statement for the revised disclosure.
10. Stockholders’ Equity, page F-23
Comment 40
Please amend your filing to include the weighted average grant-date fair value for each year or period that an income statement is provided as required by SFAS 123R paragraph A240c. In this regard we note your disclosure of the weighted average fair-market value of the options granted in 2007 and 2005 in your Summary of Significant Accounting Policies — Employee Stock Options disclosure, but not those options granted in 2006.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page F-25 of the proxy statement for the revised disclosure.

U.S. Securities and Exchange Commission
May 14, 2008
Annex B, Opinion of Oppenheimer & Co. Inc.
Comment 41
Please revise the opinion to state that Oppenheimer has consented to the summary of its opinion in the proxy statement, or include such a statement in the proxy statement.
We supplementally advise the Staff that Oppenheimer’s opinion does not contain language precluding the inclusion of its opinion in the proxy statement (e.g., limiting language to the effect that the opinion may not be disclosed without the prior written consent of Oppenheimer). It is our understanding, based on other transactions reviewed by the Staff, that the proposed disclosure generally is requested by the Staff only when such limiting language appears in a financial advisor’s opinion. In light of the foregoing and consistent with the Staff’s position articulated in similar transactions and the line item requirements of the proxy rules, we respectfully submit that such disclosure is not necessary or required for purposes of the proxy statement.
* * *
     The Company believes the foregoing is responsive to the Staff’s comments and hopes that the Company has resolved these comments to the Staff’s satisfaction. Your prompt attention to this response will be appreciated.
     As requested in the comment letter, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding Amendment No. 1 or the foregoing responses or if any additional information is needed, please call John Reiss, Daniel Latham or David Johansen of this firm at (212) 819- 8247, (212) 819- 8524 or (212) 819-8509, respectively.

U.S. Securities and Exchange Commission
 May 14, 2008

Sincerely, White & Case LLP

cc:	Mobile Mini, Inc. 7420 S. Kyrene Road, Suite 101 Tempe, Arizona 85283 Attention: Steven G. Bunger